                                           Filed by Credence Systems Corporation
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                           Subject Company: Integrated Measurement Systems, Inc.
                                                  Commission File No.: 000-26274

                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 1


                                CREDENCE SYSTEMS

                          Moderator:    Graham Siddall
                                  May 16, 2001
                                  4:00 p.m. MT


Operator:        Ladies and gentlemen, thank you for standing by. Welcome to the
                 Credence second quarter earnings release conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the one, followed by the four on your push button phone. As a reminder this conference is being recorded Wednesday, May 16, 2001. I would now like to turn the conference over to John Detwiler, Senior
                 Vice President and Chief Financial Officer of Credence. Please go ahead sir.

John Detwiler:   Thank you, I am here with Graham Siddall, our Chief Executive
                 Office and President, Dave Ranhoff, our Executive Vice
                 President and Chief Operating Officer, and a special guest, Mr.
                 Keith Barnes, the Chairman and Chief Executive Officer of
                 Integrated Measurement Systems, Inc. or IMS.

                 Welcome to the second fiscal quarter 2001 earnings release conference call for Credence Systems. Graham will discuss with you the highlights of the second fiscal quarter as well as the state of the business. I will discuss business and operational results as well as an analysis of the financials and share with you the business outlook for Credence Systems in 2001. We will not at this time discuss the business outlook for IMS, as completion of
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 2

                 the transaction is still pending IMS shareholder approval as well as regulatory approval. We would refer you to IMS' SEC filings and public disclosures for information about the company. At the conclusion of my comments we will open the call for questions. We intend to limit today's conference call to one hour and therefore, our opening comments will be relatively brief.

                 Before we begin, however, I would like to make some cautionary statements. By now you have probably reviewed our press release, which was e-mailed to you this afternoon. If you have not received the release please call Patricia Ling at
                 (510) 623-4703 and she can provide it for you. During the course of this conference call we will make forward-looking statements regarding future events or the future performance of our company. Any such projections are based on limited information available to the company, which is subject to change. Although projections and the factors influencing them will likely change, we will not necessarily update the information since the company is only providing guidance at certain points during the year. Actual events or results could differ materially and no reader of this release should assume later in the quarter that the information we provide today is still valid. Such information speaks only as of today. Specific factors could change, causing our projections not to be achieved. We refer you to the documents the company files from time to time with the Securities and Exchange Commission.

                 I now turn the call over to Graham.

Graham Siddall:  Thank you John.   Overcapacity in the test sector, particularly
                 at our foundry and subcontract customers in Asia, continued in the second fiscal quarter of 2001. During the quarter we booked only $28 million of new orders, resulting in a book to bill ratio of approximately 0.65. In addition, during this quarter we experienced some order cancellations and in response to the weak conditions in the industry decided to work pro-actively with customers to clear out backlog that could not be scheduled with
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 3

                 reasonable certainty. This activity led to a reduction in the previous backlog of $78 million. Net de-bookings therefore were $50 million for the fiscal quarter. It is clear that in the current economic environment our customers will not be adding significant additional testing capacity until utilization rates improve.

                 With revenue at $43.3 million our sequential decline from Q1 2001 was 65 percent. As we have continually communicated, we are in a cyclical downturn in the test and assembly section of the industry that probably began in October 2000 and could last several more quarters before the excess test capacity is fully absorbed and growth in our business resumes. We stated at the beginning of the year our belief that a recovery may not occur until late calendar 2001 or early in 2002. We still adhere to that view. Some of our customers and others in the industry are forecasting a return to growth as early as the third quarter of this calendar year. We would of course welcome that opportunity and are managing our business to be prepared for this possibility but we are skeptical and have adopted a more cautious approach. For the purposes of managing our business we are assuming that bookings growth will not resume until fiscal Q4 at the earliest.

                 With revenues continuing to fall, we reduced our head count by a further 8 percent last Thursday. In the last three months, we have reduced our headcount by about 300 employees. From a peak of 1,450 in the first fiscal quarter, our headcount has now fallen to approximately 1,140 today. In addition, we have implemented a salary reduction for all domestic employees and continue to operate on a reduced work schedule. Our goal is to reduce our recurring quarterly operating expenses to approximately $42 to $43 million per quarter in the next few months. This figure includes the amortization of purchased intangibles of $6.1 million per quarter. Reaching these goals brings our break-even revenue level to approximately $65 million per quarter, excluding the amortization, or about $75 million per quarter with the amortization charges.

                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 4

                 Visibility is still very murky but without improvements in business conditions we now expect the next fiscal quarter's revenue to be down sequentially from Q2 2001. We will review the outlook with you in more detail in a few moments.

                 I would now like to discuss where I believe we are in the semiconductor equipment cycle, and in particular, how this environment has impacted Credence's business. As we discussed on our last conference call, test equipment bookings began declining in the November-December time frame. Test capacity utilization declined from over 90% last October to the 80% range in January and has fallen steadily and dramatically to about 50% in April. The decline in test capacity utilization in the Asia Pacific region where Credence has most of its business is much greater than the declines experienced by IDM companies in the rest of the world. As a pure play test company with approximately 60% of our business with the foundry and subcontract test companies in Asia it is clear that our business will be impacted negatively until the back end overcapacity is worked off and this could take several more quarters. This booking weakness has now spread to the front end wafer fab area, particularly for 200 millimeter equipment, but the situation is clearly worse in the capacity -driven test and assembly sector.

                 In the end, resumption of growth for the whole industry will be based on greater spending in the end user markets. We believe that this will not reassert itself until very late calendar 2001 or 2002. Clearly the length and depth of this cycle will also be driven by the general health of the economy and this is where the current federal initiatives on interest rate and income tax cuts could prove beneficial.

                 Our business in Europe during Q2 represented 9 percent of gross bookings and 17 percent of revenue. Our North America business represented 40 percent of our revenue and 14 percent of our gross booking during Q1. Asia was 37 percent of revenue
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 5

                 and 77 percent of gross bookings. 40 percent of the canceled orders during the quarter were from Taiwan, 24% were in North America and 33% were in Southeast Asia outside of Taiwan.

                 The top 10 Credence customers represented 51 percent of our business in Q2 and 58 percent for all of fiscal 2001. Our mixed signal business represented 69 percent of our year-to-date revenue. Logic represented 5 percent and non-DRAM memory, primarily flash, represented 15 percent. The remaining 11 percent of our business was made up of service and software.

                 Successful companies in the semiconductor equipment business have demonstrated time and again that it is during the downturns in the industry that the seeds are sown for success in the upturn. The expense reductions we effected in the last three months were necessary since the company was gearing up to an $800 million revenue level which is clearly not going to happen in the current market environment. However, despite the reduction in head count of 300 people we are minimizing the impact of the cuts in customer support and engineering and are preparing the company to catch the next wave in business which we believe could surface in earnest in calendar 2002. We are focused on four major new product initiatives in the areas of mixed signal test, flash memory test, wireless test solutions, and design for test initiatives that have the potential to break the increasing cost of test trend. We are also using the downturn to restructure the company for greater efficiency by fully integrating the numerous acquisitions that we have made over the past year.

                 We are determined to position the company strategically for growth in new markets and with new customers as we come out of this painful downturn. It is in this last regard that today we announced a definitive agreement to acquire Integrated Measurement Systems, Inc. in a pooling of interests transaction. We also signed a shareholder's agreement with Cadence, IMS' largest shareholder. The agreement still awaits shareholder and
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                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 6

                 regulatory approval. IMS specializes in providing high performance integrated circuit validation systems, typically for the design engineer in the design prototype stage for validating and characterizing complex IC's. IMS is based in Beaverton, Oregon with about 300 employees.

                 We believe IMS is an ideal strategic fit for Credence. Not only are both companies' product lines fully complementary, but together we will address the complex challenges of IC testing from engineering through production. By pooling our resources and strengths we can aggressively pursue opportunities in key IDMs, increase our presence in North America, Asia and Europe, and broaden our customer and relationship base. While IMS supports the IC design engineer at the prototype stage for validating and characterizing complex digital, mixed-signal, and memory ICs, Credence focuses predominately on the high-volume production-oriented customer. IMS provides stable, technology-driven revenue in the down cycles of the industry and hence will make the revenue stream of the combined company less volatile. We believe that the combined company will be the first test equipment manufacturer in the industry to provide solutions from silicon characterization and validation to high volume production test.

                 IMS will continue to operate in its current facility as a wholly-owned subsidiary of Credence Systems Corporation. Our Fluence subsidiary, which is only a few blocks away in Beaverton, will be combined with IMS. Keith Barnes, IMS' chairman and chief executive officer, will manage the new subsidiary as executive vice president of Credence Systems and president of Integrated Measurement Systems, Inc., a Credence Company. Both Fluence and IMS have contracts with other tester companies and we will continue to honor these contracts. I am delighted to have Keith Barnes with us today and he will be commenting on the acquisition later in this conference call.

                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 7

                 Overall we are naturally very disappointed with the Q2 business level and realize that we are probably in for at least another two quarters before business improves. However, we believe that we are well positioned as a company and look forward to the eventual upturn and opportunities of the future. I will now turn the call over to John, who will review the financial and operational details as well as the fiscal 2001 outlook.

J. Detwiler:     Thank you, Graham.  The highlights of the second fiscal
                 quarter's financials are as follows:

                 Bookings for the quarter were $28 million, representing a 0.65 book to bill before the canceled orders. After the canceled orders, the book to bill is negative. Our revenue for the quarter stood at $43.3 million, down $79.9 million from the previous quarter, or 65 percent. The gross profit margins for Q2 stood at 48.2 percent, as compared to 57.3 percent last quarter. We also took a charge in the quarter for the provision of excess inventory of $45 million. We made this decision as we gained greater visibility on the length and depth of this industry downcycle. This provision was largely earmarked for our logic and mixed signal product lines. Our inventory levels decreased by about $29 million from the Q1 levels after this provision. We continue to work to slow the inventory pipeline in light of the changing industry environment. We currently believe the inventory levels will peak in the third quarter, but this is dependent on the future revenue results. Our total operating expenses for Q2 were $48.8 million, down from $51.4 million in Q1. Excluding the special charges for our recent headcount reductions, the operating expenses stood at $46.8 million, or down $4.6 million from the last quarter.

                 As we articulated in our last conference call, our short term operating goal was to reduce recurring operating expense levels to approximately $46 million per quarter, which includes the purchased amortization. We almost reached that goal this quarter. For next quarter, our goal will be to reduce these

                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 8

                 operating expenses to $42 to $43 million per quarter. The ongoing intangible amortization charges for the DCI and Rabkin acquisitions added approximately $900,000 per quarter to the run rate.

                 Our head count, ending Q2, was 1,140. As we mentioned, we reduced our head count a further 100 people last Friday. We plan to hold our head count relatively constant at this level as we move toward our goal of lowering our recurring operating expenses to the $42 million goal per quarter.

                 Research and development expenses for the second fiscal quarter were $19 million, as compared to $20.5 million in the first quarter. For the year, we expect to have R&D expenses at approximately the $76 million level.

                 Selling, general and administrative expenses were $21.7 million for the first quarter, as compared to $25.8 million in the prior quarter.

                 The amortization of purchased intangibles is expected to remain at $6.1 million per quarter.

                 Our total cash plus marketable securities stood at $343 million and our days sales outstanding rose to 130 days as the collection and payment term environment continued to deteriorate in the quarter. Net interest and other income for our first fiscal quarter stood at $4.7 million. Taking account of the disbursement of $6 million for the purchase of Rabkin during the quarter, our net cash change for the quarter was almost neutral.

                 Total outstanding average diluted shares for the second fiscal quarter stood at 54.04 million, down about 300,000 shares. For purposes of the EPS, options were ignored this quarter because they are anti-dilutive in periods when we have a loss.

                 If you exclude the special charges in the quarter, our pro-forma

                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                          Page 9

                 net loss stood at $13.6 million, or $0.26 per share. We used a tax benefit rate of 35 percent for the year-to-date and for the time being, we recommend that you use this rate for the remainder of the year.

                 I now turn to the financial outlook for the rest of fiscal 2001. We believe Q3 revenue will be down in the $30 to $40 million range and that we will be at or near the bottom in Q3, but we do not expect a significant rebound in Q4. We would expect to have our recurring operating expenses down to the $42 to $43 million level, including the amortization charges. We expect the loss for the third quarter to be in the $0.25 to $0.35 range, including the amortization charges.

                 We believe our book to bill will remain below 1.0 in Q3. At this point it is difficult to provide fair guidance on bookings. This guidance is dependent on the current weak business environment not getting any worse. As we have reviewed with you, the business outlook for the next six months is very uncertain. Despite the current market conditions, we are excited about Credence's prospects and our future earning opportunities. We completed a year of gaining significant market share and diversifying our business and believe that this provides the foundation for future growth.

                 We will now turn to Keith Barnes for a few words before we open up the call for questions.

Keith Barnes

                 Good afternoon. For several years, we at IMS have known Credence Systems. Both companies have roots that go back to Tektronix and we have supported certain Credence ATE products with our VT SW products. We have produced tester fixtures, which make certain of our systems compatible with some of theirs. This has assisted mutual customers to rapidly move from the design environment using IMS systems to the production test phase where they use Credence systems. We have had discussions

                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                         Page 10

                 in the past about combining their Fluence division with our VT SW division, as well.

                 We make complementary systems and software products. While IMS supports the design engineer in the design prototype stage for validating and characterizing of complex digital, mixed-signal, and memory ICs, Credence predominantly supports the backend production oriented customer.

                 The flow from design validation to production test is a natural flow and this combination is one, we believe, which will provide great value to our customers and to our shareholders, alike.

                 The unique marriage of IMS prototype validation test technology with EDA technology has always been a key differentiator. We have been strongly influenced by the needs of the IC designer. Many of the world's leading semiconductor manufacturers and systems manufacturers are our customers. These customers need to move rapidly from design validation to production test with confidence. The combination of IMS and Credence will assist them with this flow.

                 We tie directly into the Cadence, Synopsys, and Mentor Graphics design simulation environment to extract the design intent and assist our customers during the prototype validation phase to determine design, fabrication, and performance anomalies.

                 Our systems products are used to validate complex prototype IC s which include Digital Processors including, but not limited to, DSPs, fixed and floating point, leading microprocessors and microcontrollers, embedded processors, etc... We also validate leading edge Mixed Signal devices used in Graphics, Network Processing, Wireless Communications, etc... And we validate designs in the high speed memory area including DRAM, SRAM, DDR RAM, and RAMBUS memories. Further, as these elements are combined into complex SOC devices, we have systems which also validate these integrated SOC devices.

                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                         Page 11

                 As I mentioned before, we also have a Virtual Test Software division that provides tools for designers and test engineers to move data from the design phase to the production phase. These tools enable test IP development and simulation using standard Verilog and VHDL simulation tools. Credence is one of the ATE vendors we support with our VT products.

                 IMS and Credence have complementary offerings in each of these categories. When combined we will be able to provide our customers with a smooth flow from design to production test, providing greater value to our customers from a single supplier.

                 IMS's main customers include the leading IDM's as well as fabless semiconductor companies, and systems manufacturers located throughout the world. Credence's customers are mainly test houses and contract manufacturers, and primarily located in Asia. Together, we can expand our focus to a broader customer base and more diversified geographical mix. More customers in more companies with a broader mix of technologies should add up to more value for the customer and for Credence investors.

                 Other synergies exist on the technology development and integration side. IMS deals in the newest high-speed, high-complexity designs. The Credence production test products will need to meet similar speed and pin count requirements within a year or so after IMS build its products for the designers. Sharing the technology development will lower the overall R&D for both companies and allow us to get to market faster. We should be able to achieve lower product costs because of higher volumes of commonly used components and subsystems. And, by having more of a prototyping phase on the IMS products before ramping the production on Credence products, we should be able to achieve better overall quality.

                 Like Credence, IMS is proud of its quality record. For seven years in a row, IMS has been ranked by its customers as number

                                                                CREDENCE SYSTEMS
                                                    Moderator:    Graham Siddall
                                                                         Page 12

                 one in the world for quality and customer service.

                 In summary, we believe this deal makes good business and financial sense. It provides a great product flow for our mutual customers, it allows us to leverage more technology to a broader customer base worldwide, and this should translate to better shareholder value for IMS and Credence shareholders as we execute.


John Detwiler:   We will now turn the conference call over to the operator for your questions.  Thank you.

Operator:        Ladies and gentlemen, we will now begin the question and answer session. If you have a question, you will need to press the one, followed by the four, on you push button phone. You will hear a three tone prompt acknowledging your request, and your questions will be polled in the order they are received. If your question has been answered, and you would like to withdraw your polling request, you may do so by pressing the one, followed three, on your push button phone. If you are using a speaker phone, please pick up your hand set before pressing the numbers.

                 One moment please, for the first question.

        Keith Endres, Transcription Coordinator at 303-633-3879


Additional Information and Where to Find It

     Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction described in these materials, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Credence and IMS. Security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other related documents filed by Credence and IMS at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained by contacting by either company.

                                    CREDENCE

                           Moderator:  Graham Siddall
                                  May 16, 2001
                                  4:00 p.m. MT


[question and answer session only transcribed per client request]

     Statements in this recording other than statements of historical fact are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include statements regarding the transaction potentially being accretive to earnings, the transaction qualifying for pooling of interest accounting and providing additional opportunities regarding customers, products and markets. Any projections in this recording including expectations that the acquisition of IMS will be immediately accretive are based on the limited information that was available on May 16, 2001, which is subject to change. The companies' actual future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses including the successful consummation of the merger and integration of the companies, the timing and successful development of technology; the ability to retain key management and hire technical personnel and other employees; changing relationships with customers, suppliers and strategic partners; unanticipated costs associated with development and marketing activities; customer acceptance of new product offerings; pricing of new products, and competition in our various product lines. Such forward looking statements speak only as of May 16,2001 and the companies do not undertake any obligation to update any forward looking statement to reflect events or circumstances at any time in the future. For a more complete discussion of the risks and uncertainties for each company is set forth in each companies' annual report on Form 10-K or quarterly report on Form 10-Q as filed with the Securities and Exchange Commission.

     Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction described in these materials, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Credence and IMS. Security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other related documents filed by Credence and IMS at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained by contacting either company.

     IMS and its executive officers and directors may be deemed to be participants in the solicitation of proxies from IMS stockholders in favor of the adoption and approval of the Merger Agreement and approval of the merger and related matters. Information regarding such officers and directors is included in IMS's proxy statement filed with the SEC on April 18, 2001. This document is available free of charge at the SEC Web site at http://www.sec.gov and from IMS.

Operator:        The first question comes from Gunnar Miller from Goldman,
                 Sachs. Please go ahead with your question.

Gunnar Miller:   Graham, you had discussed the, I think, the aggregate
                 utilization rate and had discussed the test house utilization rate. Could you talk about IDM utilization rates, since the orders began to downtick later, and how we might see the timing of that happening, relative to the test house?

Graham Siddall:  Gunnar, I think we have better visibility on the test house utilization rates than the IDM, but our guess is that the IDM-- our IDM customers are running around a 75 percent utilization rate currently, which is obviously down considerably since the last quarter of last year. And obviously, when they're down to 75 percent, the excess capacity that they usually outsource goes down significantly. For example, a customer like ST, which subcontractors quite a lot to UMC, I believe that they've cut back something like 60 percent in terms of the outsourcing to the subcontract foundries.

                 In terms of what's going to happen with IDMs relative to the foundry and outsourcing community, my belief is that the IDMs will bottom out in the 60 to 70 percent range, is my feeling. And I think they don't want to cut back too much in terms of the outsourcing to the foundries, because of course, when things turn up, they don't want to be out on allocation the next upturn. So, my belief is that the IDMs will bottom out sometime in the next two quarters. We have evidence that things are going to bottom either this quarter or next quarter with most of our customers in Taiwan, and they're indicating that utilization rates should be beginning to turn up in calendar Q4; certainly some of them have said as early calendar Q3. And then, of course, as they start to move up towards 70, 75 percent, I think we'll start seeing a resurgence in buying for test equipment. But typically, they like to be at 85 percent, which is where most of them were last year, and they're still a long way from there.

G. Miller:       I guess just to put a finer point on it, what I'm trying to get at here is because there's so much over-capacity at the test houses, do you think that that could delay the recovery wave in the IDMs, because the IDMs know that there's enough slack
                 capacity out there to fill up, even as things begin to recover?
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                                                                        CREDENCE
                                                                  Res. #18562036
                                                      Moderator:  Graham Siddall
                                                       May 16, 2001\4:00 p.m. MT
                                                                         Page 14


G. Siddall:      I mean, I think so. I mean, clearly, although the front end is holding up relatively better, we've seen that new technology buys are continuing, but of course, a lot of additional capacity is going into the IDMs right now, in terms of front end equipment, and I believe a lot of that capacity will eventually be taken up by the outsourcing community. I think the long-term trend is still going to be in favor of going towards outsourcing because the IDMs have cut back also significantly in their test equipment, although obviously not as much as the contract community. And when the upturn returns, I believe that more and more outsourcing will go in test to the subcontract test people. And this will also be amplified, I think, by the move to 300 millimeter.

G. Miller:       Thank you.

Operator:        The next question comes from Dave Dooley from Dave Duley from
                 Wells Fargo Van Kasper. Please go ahead with your questions.

Dave Duley:      Yes, well, I have an assortment of questions. I'll just hit you with a couple initially. Could you talk a little bit about--and when you put Credence and IMS together, I know you probably don't want to review the product roadmap for us, but there seems like there's a lot of things that you might do with IMS technology in your high-running production environment. Could you clue us in on kind of what the 30,000-foot view is there for the combination as far as the product roadmap goes?

G. Siddall:      Dave, it's a little early to talk about that. We just signed the agreement today, but we're clearly very excited about the potential here. As Keith explained, IMS is focused predominantly on the IDM community and in terms of the new generation IC devices, could fit perfectly with the gaps in our product lines basically, which is that we focus very much on low-cost production, primarily with the subcontract community.
                 And the fact is also that they're very close to our headquarters, to our manufacturing and our Fluence facility up in Oregon means that we're going to be able to realize the synergies, I think, much more easily than if we were in a different state.

                 We already have had a relationship with IMS going back for some years, in terms of our products, and a lot of our people know each other very well. And we've been very impressed so far with the synergy we've seen between the management and engineering teams with the company, as we've pursued our due diligence in the last few weeks. So we're very excited about this opportunity and the next few weeks, we'll obviously be working on product roadmap plans prior to completion of the merger in, probably, in our calendar Q3.

                 So, at this stage, it's a little early, but we've-- in our discussions during due diligence, there's been no shortage of opportunities that we feel we can work on together.

D. Duley:        Well, I guess more specifically, I know IMS has got this
                 virtual test software and you know, that really, I believe, helps in designing circuits early on and lowers the cost. And I was just wondering, if there an obvious-- you know, is this merger going to help your strategy in pushing the overall test of-- the overall cost of tests lower at the production side of things?

G. Siddall:      We believe we should be able to offer the lowest overall cost of test solution to our customers now, going right from the design site. As you know, we have a lot of intellectual
                 property in built-in self-tests at Fluence. And we have the TBS
                 [sp] Software Group there. This, combined with the virtual test and the other products that IMS has, will really help us to
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                  reduce the time-to-market for our customers. I think time-to-
                  market, if you can reduce the time-to-market with a overall better test solution, then it's going to have a big impact on the overall cost of tests.

D. Duley:         OK, Hey, and, I just listened to one of your competitor's
                  conference calls in the last couple days, and you know, they were talking about having a low-cost- lower cost, SOC-type platform out there. I was just wondering, without getting too specific about new products, kind of what you're doing on the new product front in your high-running products, both your Quartet and your Kalos? I realize you don't want to tell us exactly what's going on the roadmap, but from a 30,000-foot perspective, you can give us a little detail as to help us understand the competitive environment out there.

Dave Ranhoff:     Hi, Dave, this is Dave Ranhoff. Maybe I can take a cut. We are, as John indicated, we're planning to spend 76 million in R&D this year, and that money is divided up primarily in those two key areas you identified, most of it going into our mixed signal roadmap and secondarily, the second major bunch going into the--into our memory roadmap. So we are very, very clear in our customers' requirements and that is to continuously lower the cost of test, and secondarily, is to get these complex new designs to market in a timely manner. I think we're addressing the second issue with the IMS piece, and if you look at the 76 million we're spending this year on R&D, it's clearly aimed at exactly you're describing -- lowering the cost of test for complex SOCs and flash memory devices.

                  Secondarily, we've invested heavily in Quartet roadmap and we're looking at sharing common technology across the company to add more pins, more performance, and lower the cost of that platform, moving forward. So you'll see new products being introduced over the next several months to a year that specifically do what you're describing. So I think we're very, very focused, and secondarily, we're very well-positioned when this market turns back on to capture some incremental share and grow those two major market segments.

D. Duley:         OK, and final-- just a clarification, John, could you review--
                  Graham spoke, in his prepared comments, about the break out of revenue and orders this quarter geographically. I couldn't write them as fast as they were spoken. Could you just review those real quick?

John Detwiler:    OK, on the revenue, Asia was 37 percent, the U.S./North
                  America was 40 percent, Europe was 17 percent. On the bookings--sorry. Let me read this-- I'll just read it verbatim here. On bookings, Europe was 9 percent of bookings and 17 percent of revenue, North America was 40 percent of revenue and 14 percent of bookings, and then Asia was 37 percent of revenue and 77 percent of gross bookings.

D. Duley:         OK, thank you.

Operator:         The next question comes from Sue Billat with Robertson
                  Stephens.

Saresh Balaramen: Yes, this is Saresh Balaramen [sp] for Sue Billat.  You talked about a break-even revenue levels; what kind of gross margins can we be modeling for those kind of numbers?

Man: We believe at this stage that we're right below the 50 percent gross margin level. We're probably 48 to 50 percent, just depending on where we come out on revenue and what portion of the revenue is coming from service.
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S. Balaramen:     OK. Also on the IMS acquisition, you talked about product
                  strategy, in terms of adding new customers, IMS had some big IDMs as their key customers and they also have a lot of penetration in Japan, and are there some synergies for Credence to enter those markets?

Keith Barnes:     I'll take that one, Saresh.  This is Keith Barnes.

S. Balaramen:     Hi, Keith.

K. Barnes:        Hi. Certainly, that will be one of the things that we'll be looking at most closely over the next several months, is how we can leverage the existing contacts that we have in the IDMs and also in the systems manufacturers who can influence the contract manufacturers and test houses overseas. So, we'll be looking at that, and I think there can be established, after the deal, a fairly smooth flow between our products and theirs and provide a better leverage and overall cost to the customer.

S. Balaramen:     Can you also give us some more color on what kind of products it could be because some of these big IDM customers, they don't seem to be using a lot of mixed signal testing, so is it more like logic testing of--

K. Barnes:        Well, you know, they have, for a long time, been using our systems, predominantly in the logic area. That's been shifting. In fact, last year, I think the numbers were that our mixed signals grew 171 percent last year. And so we're seeing much more of a shift towards mixed signal, which is a common theme that I think the folks at Credence are seeing as well. And then in the RAM area, we have the large-- the four largest companies in the world using our products in the DRAM area, so that would be Samsung and Hyundai and Micron and Infinia. And so we're strong in that area. They're pretty strong in the flash area, so there would be opportunities for us to work together to start to leverage both sides of that area, as well as mixed signal and logic as well.

S. Balaramen:     OK, thank you very much.

K. Barnes:        You bet.

Operator:         The next question comes from Glenn Yeung from Salomon Smith
                  Barney. Please go ahead with your questions.

Glenn Yeung:      Graham, you talked about de-bookings in the quarter, and I know from a bookings standpoint, it was a tough one, but was there any pattern to the de-bookings, i.e., did they happen early in the quarter and slow down or fairly linear throughout?

G. Siddall:       Dave?

D. Ranhoff:       Glenn, this is Dave.  Maybe I can respond.

G. Yeung:         Hi, Dave.

D. Ranhoff:       As Graham said, we were really proactive with our customers.
                  We wanted to take the opportunity to ensure our backlog was solid. And as you know, when we grew really rapidly last year and then saw such a fall-off, we recognized, as well as our customers did, that a lot of the bookings that we had weren't being scheduled. So, you know, out of the--out of 100
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                  percent
                  of the de-bookings, a lot of them were conversations we had with our customers to get them de-booked, as much as the customer forcing a de-booking on us. We want to exit with a solid backlog strategy and we felt that we were just over-exposed in the backlog area. So you know, in the first two months, there was a very small percentage that the customer actually cancel. And then between the second and the third month, we actually worked proactively to make sure that as we exited this quarter we had a really firm backlog.

G. Yeung:         And as you look at the IMS acquisition, and I think this has been asked a bunch of different ways already, but I just want to get a sense of-- I mean, it looks like IMS, in the validation space, has done some work in non-traditional
                  Credence end markets, i.e., you know, more advanced logic.
                  Would it make sense, Graham, for you guys to start poking around in that area on the test side more aggressively?

G. Siddall:       Well, again, Glenn, it's a little too early to say. I mean, we've just signed the agreement. We've only had a limited interaction at the senior level of the company in terms of doing the due diligence. We wanted to move quickly because we felt that the right time to do-- putting the two companies together is during a downturn so that we can make plans and prepare ourselves for the upturn. And it's a subject that we will be looking at very intensively over the next few months.
                  So, it's just a little too early to say, except for the fact that we probably have more opportunities that have surfaced during the due diligence than we can address with the resources we have.

G. Yeung:         OK. As opposed to just-- I think you talked about on the R&D front, continuing to focus the mixed signal- well, actually, four fronts, right: Mixed signal, wireless test, design for test, and flash--

G. Siddall:       And DFT.

G. Yeung:         And DFT, yes. I wonder if you can give us any indications as to where your customers are pulling you in those areas, just to give us a sense of how the future could shape up in terms of the technology?

D. Ranhoff:       Well, Glenn, in mixed signal, they're pulling us for lower overall cost, faster time-to-market, more pins, more data rate, more analog instruments. Those are the primarily elements of mixed signal. And in flash memory, they want to move to more sites. And we're certainly doing that because we've introduced our 32-site machine. And I think the other key area that they really pulled in is the whole engineering to test link, which we're providing with the personal Kalos to the Kalos. So, I think we're very, very well-positioned there.
                  But that's really-- you know, traditionally in this business, it's been pins and speed.

G. Yeung:         Right.

D. Ranhoff:       And now, as you look at mixed signal, there are quite a few more cells that are being integrated into these SOC designs.
                  So they're now really pushing hard for more capable analog instruments, higher throughput, and faster time-to-market. So, you know, those are the key elements that we're staying focused on.

G. Yeung:         Great.  Thank you.
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                                                                         Page 18

G. Siddall:       The other comment that I'd like to make is we have seen
                  significant interest from some major IDM companies in the DS test approach as a solution to reducing the cost of tests. And these are companies that we have, in the past, not done business with, these major IDMs. They seem to be very interested in the approach that we're taking. And again, that's an area where I believe that IMS will be able to help us significantly.

G. Yeung:         Thanks, Graham.

Operator:         The next question comes from Tim Arcuri with Deutsche Bank
                  Alex Brown. Please go ahead with your questions.

Tim Arcuri:       Hi, guys. Actually, I was wondering if you can give a little bit of breakdown in terms of orders by product -- if you could break that $28 million of gross orders down by mixed signal, logic, flash?

J. Detwiler:      Yeah, I'll take that, Tim. On product bookings, we had 48
                  percent on mixed signal, 19 percent on memory, 10 percent on logic, and then 23 percent on the software and service side.
                  And then on the revenue, and this is for the first half, I've got 69 percent in mixed signal, 15 percent in memory, 5 percent in logic, and 11 percent in software and services.

T. Arcuri:        John, did you just say-- when you were giving out orders, you said that software and services was 20 percent? I'm sorry.

J. Detwiler:      Twenty-three on the bookings.

T. Arcuri:        Twenty-three on the bookings, OK. And the revenues-- so the bookings were for this quarter, but the revenues are for the first half?

J. Detwiler:      That's right.

T. Arcuri:        OK, OK. And Graham, you know, given your-- given your
                  experience now in both the front end and the back end, I was wondering maybe if you could kind of comment -- you were talking about utilization rates at the test houses not increasing until calendar Q4. However, we've heard TSMC say that they're going to see their utilizations increase probably in Q3. So really, we're seeing the front really lead the back end this time, if it, indeed, plays out this way. Can you kind of talk about that? Is that something we've ever seen before?

G. Siddall:       That's a good question, and even though I've worked in the front end for a long time, I don't think anyone really
                  understands the model in terms of whether the front end
                  precedes the back end or vice versa. It certainly seems that, in this downturn, the back end preceded the front end by about a quarter. You know, we saw October-November timeframe, our bookings begin to start dropping. And we didn't see the same level of bookings downturn in the front end until about a
                  quarter later. Some people that I've talked to in the industry really believe that the back end will lead the downturn in terms of the recovery, and when it-- and I hope--clearly, we hope that's the case. We're being somewhat skeptical on the utilization rates because our customers have been telling us for some time that the utilization rates were bottoming out, and we haven't seen it, so we really hope that TSMC is correct when they say that it will bottom in Q3. Of course, it will be a while after they bottom before-- they need to see a really positive trend upwards before they'll start buying testers in quantity. But I think UMC made a statement in the last week or so that they don't see a strong recovery until 2002,
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                                                      Moderator:  Graham Siddall
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                                                                         Page 19

                  so a little less optimistic, I think, than the TSMC comments. And we just have a wait-and-see attitude. The one thing about this industry that I have learned in terms of these cycles is that things tend to change much faster than you anticipate. For example, I've never seen a drop-off in bookings as fast as I've seen in this downturn. I think the last time it was as strong as that was in 1985, which, in fact, as you know, was one of the first times that the unit IC production has dropped from the previous year, and we're seeing a similar situation this year.

                  However, it tends to turn back remarkably quickly, too, and when I first came to Credence two years ago, Dennis Wolf, the CFO, was very pleased because we just managed to sublease one of our buildings because we needed the rent. And eight weeks later, we needed the space more than the rent. We went from basically in two months, the situation changed dramatically, so hopefully we'll see that situation again. But I think the question right now that everyone is asking, is not so much when is the bottom. I think most people believe that we're kind of bouncing along the bottom right now, and that sooner or later, we're going to bounce off the bottom. It's a case of how big is the bounce going to be, how quickly will we lift off? And with the utilization rates as they are with our customers, it's going to take a lot of new business before we start really taking off to the extent that we did in the last upturn. And of course, it all boils down to new drivers, and for us communications is a pretty important factor. The afterburner for our growth last year was the communications sector on top of the PC. And I think a lot of people believe that the communications sector will not be turn up strongly until next year. And those drivers are going to be important in terms of getting those utilization rates back up again.

T. Arcuri:        OK, great. Thanks, Graham. And then I guess as a final
                  question, it's been proposed that one of the reasons why the industry is so cyclical is because the enforcement of cancel fees has not been--has not been done by the companies selling the equipment. Do you foresee that maybe changing, going forward? Do you think you'll ever be able to maybe enforce that to prevent customers from double ordering and triple ordering at the peak of the cycle?

G. Siddall:       Tim, that's a very good question. I mean, the problem with this industry is that you have a limited number of customers that can afford to build fabs or build test houses. And it's not like the automobile industry where, you know, if you lose one customer, there's probably lots of others willing to buy an automobile. In our case, we have a finite number of customers, and especially when you've done really great business in the upturns. Remember, people forget that the amount of money you make in the upturns is a lot greater than the amount of money you lose in the downturns with most companies. And as a result, the last thing you want to do is to alienate a good customer by enforcing penalties on cancellations at a time when that customer is also going through tough times. So, I think the feeling is that you share the pain in the downturns, you focus on really supporting that customer to the fullest extent possible during the downturn.
                  And that's certainly been one of our strategies. We've really done minimal cutbacks in the support area. Because if you look after your customer in a downturn, then inevitably they repay that in the upturn by buying your equipment, so it's a delicate balance. But on the whole, I think it's going to be very hard to-- if you rigidly enforce the cancellation charges, the customer may well be reminding you of that when business turns up. That's been my experience.

T. Arcuri:        I see, I see.  Great, Graham.  Thanks a lot.

Operator:         The next question comes from Nick Tishchenko from ABN Amro.
                  Please go ahead with your questions.
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                                                                  Res. #18562036
                                                      Moderator:  Graham Siddall
                                                       May 16, 2001\4:00 p.m. MT
                                                                         Page 20



Nick Tishchenko:  Good afternoon. My question, Graham, is related to the previous one. I'm also concerned about the rate of the recovery in the utilization rates at your customers. And this is true that TSMC is talking about utilization rate bottoming as we speak in the third quarter. But, there is one more piece in this mosaic that was missing in your discussions, and this is namely dye banks [sp]. Yes, we can talk about the utilization rate of equipment at TSMC going up after third calendar quarter but the driver for your bookings and sales is unit volume. And we still have a lot of inventory and dye banks. So what you think -- what's happening with this inventory right now? And do you believe that if the end market demand will pick up, you'll see the double flow first from the increased utilization rate of front end equipment at the fabs; and second, pull from dye banks at your customers?

D. Ranhoff:       Nick, this is Dave. Let me try to take that. I was in Asia about two weeks ago, and we spent quite a bit of time talking about this issue around dye banks. And you know, there are a number of places that these banks exist. First of all, it's at the fab; secondly, at the assembly and test house. But, you know, bottom line is most people aren't investing a lot of energy to test these devices because the certainty of their future is somewhat in question. It's got a lot to do with how big the dye bank is, and secondarily new products being released by their customer and what's going to happen to these. For example, if you look at programmable logic devices, they don't program them until they are close to having an order, so those will sit and you can't touch them until they're programmed. And likewise, other devices, they're really not putting a lot of extra dollars into testing these devices until which time they have a firm order. So, you know, while there are dye banks there, I think a lot of these parts are not tested, and therefore, I think when the industry turns you'll see a pretty direct correlation between utilization rate and dye bank. So, we don't expect there to be much of a lag.

N. Tishchenko:    My point was that you should not lag the foundries, the fabs, by--as we are talking about, two quarters, because you will see the orders for the equipment used to test these dye banks and the test chips being produced by the fabs. What I'm trying to ask you, do you see this second driver for your business, for the utilization of your equipment at your customers? It's not just what the foundries will manufacture, what your IDM customers will manufacture, it's also the dye banks. So we're talking about two or--pipelines for the product that should be tested.

D. Ranhoff:       I understand, and I think you're absolutely right, because what you'll have, the new fab capacity coming online in addition to the dye bank coming on line. And you know, I don't know that we've really modeled that to have a real understanding of what that means to overall utilization. But I can understand your comment, in that we would expect to see more testing required to serve that.

N. Tishchenko:    Thank you very much.

Operator:         The next question comes from Steve Pelayo from Morgan Stanley.
                  Please go ahead with your questions.

Steve Pelayo:     Yeah, I missed a portion of the call. Could you help us out with where your backlog now stands, with the 43 million in cancellations in the previous quarter and 78 million, I guess, this quarter? Where does it stand, and could you talk a little bit about the quality of it? How much is shippable in the next three to six months, what kind of turns you need to do, and that type of thing?
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                                                                        CREDENCE
                                                                  Res. #18562036
                                                      Moderator:  Graham Siddall
                                                       May 16, 2001\4:00 p.m. MT
                                                                         Page 21



J. Detwiler:      The current backlog right now, Steve, is 128 million. And as I recall, about 75 percent of that is firmly booked and the other 25 percent, we feel, is in a reasonable period to leave it in backlog, so that's where the backlog stands.

S. Pelayo:        And how much of that 128 million is dog-eared ship in the next quarter or the next two quarters?

J. Detwiler:      Not very much in the next quarter.

D. Ranhoff:       Steve, this is Dave. We're-- you know, we're constantly asking that question ourselves. And you know, right now, we've got, as John said, about 75 percent of that total backlog we've got with customers that's identified in slots. However, we're still working with the customer to try to really lock down the exact date. So we don't-- and every week we ask, the number moves around a little bit. But right now, we took the backlog down to that number of 128 million because we felt confident that those orders were either scheduled or with excellent customers who may not have an exact date that they want to ship it, but they have a month or within a month or two they want to schedule it. And the requirement was that has to be scheduled within a year period, so that's where we are. And as John said, if we look at the next quarter, you know, every week we ask, the number is moving around a little bit, so I really can't quote an exact number and give you a feel for how much is scheduled in the next quarter.

S. Pelayo:        OK, fair enough. And did you make some comments on the Chaos
                  [sp] and the flash market right now? Are you still seeing some pretty good growth with some of the new customers coming on?
                  Is that your one area of strength or could you just give us a little bit more detail on flash?

D. Ranhoff:       Yeah, I think, Steve, it is an area of strength for us. We've installed a large number of personal Kaloses in the last quarter, and while the revenue for that isn't very substantial, the locations that we put them in are very promising. As Graham indicated, we've got two new major IDMs that came on in the quarter, one in the U.S., one in Japan. We can't yet talk about them in a lot of detail, but in each case we put multiple personal Kaloses in, we're working with their engineering teams in qualifications. And we've got quite a few new design wins. I think Graham also indicated in the first half of the year 18 new customers, of which four are major
                  IDMs. So while, you know, the bookings are very, very disappointing, the revenue numbers are low, we are installing a number of these machines into some really critical areas for us, and [inaudible] we're going to be able to take advantage of it.

S. Pelayo:        OK, my last question is really relative to IMS. I believe
                  they, you know, have partnerships with Schlumberger and Teradyne and Agilent and I think a top customer like Intel.
                  I'm curious if, by partnering up or by actually being acquired by you, if that could possibly jeopardize some of those relationships with the other--with your competitors, the other test equipment suppliers.

G. Siddall:       It's Steve. With our Fluor [inaudible] we also have similar partnerships. And we basically have had-- given them a fair amount of autonomy in terms of operating with other test
                  companies, and in fact, with also some other semiconductor companies who, in fact, buy our competitors' testers rather than our own. And we believe-- I mean, for example, IMS
                  recently signed a contract with Agilent, despite the fact that actually IMS and Agilent also compete in other areas. I think in this day and age, this is happening more and more. And we believe that the virtual test software is software that can be used right throughout the industry and could
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                                                                  Res. #18562036
                                                      Moderator:  Graham Siddall
                                                       May 16, 2001\4:00 p.m. MT
                                                                         Page 22


                  become a de facto standard. And as such, we feel it's a benefit to our customer base for us to offer that as a product. And clearly, by owning IMS, we hope to get some long-term benefits in terms of growing our business but we certainly intend to honor the contractual relationships with the existing customer base of IMS. Keith, you may want to comment on that too.

K. Barnes:        Yeah, I would just echo, Steve, what Graham has said. We have actually competed with different APE vendors for some of the engineering business over time, and we've still been able to craft a method of co-opetition [sp] with them for many years.
                  And we certainly will continue to do that as we go forward.

S. Pelayo:        OK. And actually, one quick follow-up, Graham. I think Dave
                  Duley was trying to get your thoughts here on a product roadmap. I'm wondering -- you know, historically, you guys put up slides in your presentations that say, "We focus on the low to mid-range, high-volume, low-cost solutions." By partnering with IMS, or pardon me, acquiring IMS, they address some of the very leading and bleeding edge logic test out there. Are we-- is this a new direction for Credence, to start to address a little bit more of the leading edge? And do you think you're going to follow that up by actually migrating your existing tools to that area as well?

G. Siddall:       I mean, clearly, Steve, we've stated for some time that part of our strategy is to win more IDM business because clearly in a downturn like we're experiencing now, we're much more exposed than the other testing companies. And clearly it's no fun, and we'd like to change that. And I think this is what people are expecting more and more, even from lower cost testers. And if we can provide the punch of the $5 million tester and $2 million tester by providing a better overall solution from the design right through to production tests, then that's going to be a clear advantage to IDM customers as much as it is to us, those contract customers. And so I think you'll find that we'll be, obviously, moving the performance for our testers upwards, just as with the DST tester approach and with the combination of the technology that we have at the two companies, we should be able to, again, provide a better solution at lower cost than we could do by continuing on our own as an independent company.

S. Pelayo:        OK, fair enough.  Thanks, guys.  Take care.

Operator:         The next question comes from John Pitzer with Credit Suisse
                  First Boston. Please go ahead with your questions.

John Pitzer:      Good afternoon, guys. I just kind of want to revisit the
                  scrubbing of the backlog issue just so I think I have a better understanding of what was the threshold that you guys used to go back and take bookings out of backlog. Was it quality of customer, shippable within a certain period of time, if you could just give a little bit more detail on that, please?

D. Ranhoff:       Yeah, John, this is Dave. There were two things we did. One is, as I said earlier, there were a few customers that did want to cancel orders. So we acknowledged that, but that was a relatively low percentage of the total, probably in the range of somewhere less than 20 percent. With the other customers, what we had done during the period is really gone in and
                  looked at our backlog because as you know, our backlog was very, very high, but our revenue was quite low. And therefore, we had a pretty diligent process during the up cycle to try to only book orders which we thought were very valid and we
                  wanted to maintain that--that policy with our backlog. So we actually looked at orders where customers had placed larger volumes and then just stopped accepting delivery, went back to those customers and asked
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                  their intent. And if we weren't able to schedule it within a one-year period with a fairly firm date, we asked that we de-book it. So it was a proactive dialogue between us and our customers, so that we had backlog that we could talk about and we could manage through the next process.

J. Pitzer:        And Dave, roughly speaking, how did the de-bookings break down by product line?

D. Ranhoff:       By product line, it was 75 percent or so mixed signal, about
                  16 percent logic, 8 percent memory.

J. Pitzer:        And then maybe a question for John here; can you talk about
                  DSO targets going forward?

J. Detwiler:      DSO targets -- we would probably like to stay where we are now, at least for the next quarter. We wouldn't want to get any worse. If you look back to the bottom of the last down cycle, we got into the 130 day-something range, and that's about where we are right now. And we really wouldn't want to get any worse than that.

J. Pitzer:        And John, follow-up on the inventory write-down question; is that mostly raw material WIP or finished goods?

J. Detwiler:      It's broken down into what I think of as three categories.
                  About 40 percent of it was for the logic product lines, and much of that is raw material. Forty percent of that is in the mixed signal product lines. And that is a very general provision. And it's really aimed at the sheer volume of inventory that we have, as opposed to necessarily finished goods, future commitments, and work in process. So, it's more of what I think of as a pure volume provision. And then the last 20 percent tends to be specific and it's mostly work in process and components.

J. Pitzer:        And then just one quick follow-up question, maybe for Graham.
                  Graham, when you talk about the two wins in the flash market with IDM to support it, can you just remind us where you think your competitive advantage is in the flash market and why you picked up these two new customers this quarter, in your opinion?

G. Siddall:       We--one of the key differentiators we have, John, is really in this link from the same solution from design through pro [sp] through package. And we believe we're the only AT supplier that provides that, so the main reason I believe we're winning a large number of these new accounts is because they see a real advantage; they can bring personal Kaloses in, put them with their engineers for time-to-market, they can use that same solution economically at probe and that same solution economically at package. And we believe that is one of our most compelling advantages.

J. Pitzer:        Great.  Thanks, guys.

Operator:         Gentlemen, that is all the time that we do have for the
                  question and answer session. Please continue with the presentation or any closing remarks.

Man: We have no further closing remarks. We just want to thank everybody for joining us today and thank Keith. And we look forward to talking to you again next quarter. Thanks.
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                                                                  Res. #18562036
                                                      Moderator:  Graham Siddall
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Operator:  Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

                                                                        CREDENCE
                                                                  Res. #18562036
                                                      Moderator:  Graham Siddall
                                                       May 16, 2001\4:00 p.m. MT
                                                                         Page 25


 At points of the call that were inaudible, we have put a note either stating
    [inaudible] or [unintelligible] or denoted by a short blank line. Names not appearing on our list of participants are queried with [sp] on first reference.